UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

PFG Fund V, LLC

(Exact name of issuer as specified in its charter)

Colorado

(State of other jurisdiction of incorporation or organization)

Pine Financial Group, Inc.

6990 W. 38th Ave, Suite 208, Wheat Ridge, Colorado 80033

303-835-4445

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

85-2725801

(I.R.S. Employer Identification Number)

Debt

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statement

This Semi-Annual Report of PFG Fund V, LLC, a Colorado limited liability company, contains certain forward- looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the PFG Fund V, LLC Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our” or “our Company” refer to PFG Fund V, LLC, a Colorado limited liability company.

PFG Fund V, LLC was formed in the State of Colorado on August 26, 2020 for the purpose of engaging in the business of providing short-term secured real estate lending in Colorado and Minnesota as the Company’s operations expand, loans may be made on properties located in other states as the market evolves, (“Hard Money Lending”) to real estate investors. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). The Company actively participates in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc. (“Pine Financial”), rather than subrogate those responsibilities to a third party.

The Company filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on January 15, 2021, which offering statement was qualified by the SEC on June 3, 2021. Pursuant to the Offering Statement, we offered, on a “best-efforts” basis up to $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the “Notes”) of PFG Fund V. Proceeds from the sale of the Notes was used to make and originate loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota.

As of June 30, 2024, the Company has 313 investors. The notes have terms of 60 months and bear an interest of 8.00% per annum, interest payable only monthly. The notes have varying maturity dates, with the principal and accrued and unpaid interest due in full on demand after the maturity date. As of June 30, 2024, outstanding promissory notes and interest payable totaled $37,862,197 and $349,044, respectively. The promissory notes mature 60 months from the date of issue. The cash generated by these Note sales is utilized to originate loans secured by interests in real property.

As of June 30, 2024, the Company has lines of credit with two financial institutions from which the Company may receive advances up to a combined maximum of $30,500,000.00 based on the Company’s underlying collateral. As of June 30, 2024, the interest rate ranges between 8.00% and 8.50% on the line of credit agreement, which expire at various dates through December 2025. The agreement contains certain financial covenants concerning minimum interest coverage ratio and minimum net worth requirements, which need to be met combined with a related party. The combined covenants have not been assessed as part of the financial statements.

As of June 30, 2024, the Company held mortgage loans receivable consisting of notes to individuals, limited liability companies and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 15.00% per annum. These notes have original maturity dates through May 2025. As of June 30, 2024, mortgage loans receivable, and interest receivable totaled $69,832,714, and $694,296, respectively. Unfunded commitments were $0 as of June 30, 2024.

All of the pledged mortgage loans receivable are collateral for the line of credit. Of the total mortgage loans receivable of $69,832,714 as of June 30, 2024, $69,832,714 will mature in the next 12 months. As of June 30, 2024, there were no loan modifications other than extensions.

We are managed by our Manager, Pine Financial Group, Inc, a Colorado Corporation. We do not have any employees. We rely on the employees of our Manager, for the day-to-day operation of our business. As of the end of the reporting period of June 30, 2024, the following recent developments regarding the real estate markets in which we participate might have an impact on our business operation: Increased inflation, labor shortages, increased time to sell, and global supply chain weakness, raising interest rates, housing sector disruptions. There have been no recent developments regarding the composition of our lending competition, material agreements entered into by the Company, or any other material change which impacted our business operations.

3

Liquidity and Capital Resources

The Company is seeking to raise up to $75 million of capital by selling Notes to Investors. We deploy most of the capital to make, purchase, originate, acquire, or sell loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”).

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. No public market currently exists for our Notes. The Company has set a minimum investment requirement of $10,000.00 but may accept subscriptions for less or greater amount at the discretion of our Manager. Therefore, purchasers of our Notes may be unable to sell their securities because there may not be a public market for our securities. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Notes. However, our ability to finance our operations is subject to some uncertainties such as the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located.

Trend Information

Recent economic trends and developments may have adverse impacts on the Company and its operations including, without limitation, historically high inflation, rising interest rates, increased costs of materials and construction, inflated property values and rapidly fluctuating real-estate markets, low supply of housing stock, tight labor markets and rising wages.

As a result of the global outbreak of a new strain of coronavirus, COVID-19 and its variants, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has evolved, and the after-effect of the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. However, the extent of the impact of COVID-19 outbreak on operations of the Company will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s operations can be affected. Depending on the severity and length of the outbreak, the novel coronavirus may continue to present uncertainty and risk with respect to the Company, its performance, and its financial results in the future.

With the exception of the foregoing, there currently are no other events or uncertainties that we are aware of that will materially or adversely impact the lending operations of the Company nor are we aware of any events or uncertainties that would cause any of the reported financial information to not be indicative of future operating results.

Despite the current economic and market trends, we expect PFG Fund V, LLC to continue to grow its debt obligation as we sell more Notes, and increase its assets based on loans originated as outlined in the Offering.

Item 2. Other Information

None.

4

Item 3. Financial Statements

PFG Fund V, LLC

Financial Statements – Unaudited

June 30, 2024

PFG Fund V, LLC

Financial Statements - Unaudited

6-month Period Ended June 30, 2024

PFG FUND V, LLC

BALANCE SHEETS -UNAUDITED

June 30, 2024 and December 31, 2023

	6/30/2024	12/31/2023

ASSETS
Assets:
Cash	$180,107	$1,415,648
Interest Receivable	694,296	642,023
Mortgage Loans Receivable	69,832,714	68,470,438

Total Assets	$70,707,117	$70,528,109

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Interest Payable	$349,044	$307,498
Lines of Credit	27,662,010	20,905,719
Note Payable	2,000,000	2,000,000
Investor Promissory Notes	37,862,197	44,997,097
Due to Related Party	—	19,292

Total Liabilities	67,873,251	68,229,606

Members' Equity	2,833,866	2,298,503

Total Liabilities and Members' Equity	$70,707,117	$70,528,109

See Notes to Financial Statements

PFG FUND V, LLC

STATEMENTS OF INCOME - UNAUDITED

Six Month Period from January 1 to June 30, 2024 and 2023

	6-month Period Ended
	6/30/2024	6/30/2023
Revenue:
Interest Income	$3,881,598	$2,839,630
Interest from Deposit	2,086	1,962
Late Fee Income	2,735	3,602

Total Revenue	3,886,419	2,845,194

Expense:
Interest Expense	2,895,093	2,115,754
Uncollectible Balance	—	60,298
Bank Service Charges	16,192	9,640
Recording Fees	—	480

Total Expenses	2,911,285	2,186,172

Net Income	$975,134	$659,022

See Notes to Financial Statements

PFG FUND V, LLC

STATEMENTS OF CHANGES IN MEMBER’S EQUITY - UNAUDITED

Six Month Period from January 1 to June 30, 2024 and 2023

	Member's Equity		Retained	Member	Total Member’s
	Unite	Amount	Earnings	Distributions	Equity

Balance at January 1, 2023	2	$10,000	$1,124,330	$—	$1,134,330

Issuance of Units	—	—	—	—	—

Net Income	—	—	659,022	—	659,022

Balance at June 30, 2023	2	10,000	1,783,352	—	1,793,352

Issuance of Units	—	—	—	—	—

Net Income	—	—	505,151	—	505,151

Balance at December 31, 2023	2	10,000	2,288,503	—	2,298,503

Issuance of Units	—	—	—	—	—

Member Distrubutions	—	—	—	(439,771)	(439,771)

Net Income	—	—	975,134	—	975,134

Balance at June 30, 2024	—	$—	$3,263,637	$(439,771)	$2,833,866

See Notes to Financial Statements

PFG FUND V, LLC
STATEMENTS OF CASH FLOWS - UNAUDITED

Six Month Period from January 1 to June 30, 2024 and 2023

	6-Month Period Ended
	6/30/2024	6/30/2023
Cash Flows From Operating Activities:
Net Income	$975,134	$659,022
Changes in operating Assets and Liabilitites
Interest Receivable	(52,273)	(33,712)
Interest Payable	41,546	25,995
Mortgage Loans Receivable	(1,362,276)	(11,466,882)
Other Receivable	—	(754)
Due to Related Party	(19,292)	—

Net Cash Used in Operating Activities	(417,161)	(10,816,331)

Cash Flows From Investing Activities:	—	—

Cash Flows From Financing Activities:
Proceeds from Lines of Credit, Net	6,756,291	5,479,923
Proceeds from Investor Promissory Notes	(7,134,900)	4,907,486
Member Distribution	(439,771)	—

Net Cash Provided by Financing Activities	(818,380)	10,387,409

Net (Decrease) Increase in Cash	(1,235,541)	(428,922)

Cash - Beginning of Year	1,415,648	622,829

Cash - End of Year	$180,107	$193,907

Supplemental Cash flow information:
Cash Paid For:
Interest Expense	$2,074,208	$921,864
Taxes	$—	$—

See Notes to Financial Statements

PFG Fund V, LLC
Notes to Financial Statements
Six-month Period Ended June 30, 2023

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

PFG FUND V, LLC. (the “Company”) was incorporated on August 26, 2020, in Colorado. The Company’s fiscal year end is December 31. The Company specializes in lending to real estate investors and provides debt financing to borrowers primarily in Colorado and Minnesota, Wisconsin, and Washington DC.

The Company is managed by Pine Financial Group, Inc. (the “Manager”), a Colorado Corporation. The Manager is in complete control of the Company business. The Company will operate for up to 5 years. After which, the term of the notes may be extended, or the Company may use multiple exit strategies, including: organic company wind down, sale of notes, refinance notes and hold, sale to a public real estate investment trust, and bulk sale to an institution.

Promissory Notes

The Company offers up to $75,000,000 in principal amount of unsecured, non- convertible, fixed-rate promissory notes through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A+” and it intends to offer the notes directly to investors and not through registered broker-dealers who are paid commission. The Company has set a minimum investment requirement of 10,000 but may accept subscriptions for less at the discretion of the Manager. The maximum amount to be raised in the offering is $75,000,000.

As of June 30, 2024 and December 31, 2023, $69,822,932 and $68,470,438 notes were issued and outstanding, respectively.

The Notes are non-negotiable and will be issued in the minimum amount of $10,000 but may be higher or lower upon the Manager’s discretion. The Notes are offered with a minimum term of 60 months from the dates of issue, with a fixed interest rate of 8%. An Investor may request redemption of its Note with 90 days’ notice without penalty subject to availability of cash on hand. The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption.

Distributions

The Company provides quarterly statements of account to the note holders and distributes or reinvests amounts equal to accrued and unpaid interest once per month on the first business day of each month.

Manager Compensation

The Manager contributed $10,000 as of June 30, 2024 to purchase Membership Interests of the Company. The Manager is entitled to all Company profits. Profits equal all Company revenue minus all Company expenses to include noteholder interest. The Manager has sole voting rights. The Manager is also entitled to various compensation, including, (1) servicing fee, which is equal to an annualized rate of 1% of the principal amount of the loan, (2) origination and administration fee, which is $685 per loan plus 2- 4% of the loan principal amount, and (3) reasonable inspection fee.

PFG Fund V, LLC

Notes to Financial Statements

Six-month Period Ended June 30, 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and reflect all significant receivables, payables and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable is recorded at their outstanding unpaid principal balance with interest thereon being accrued as earned. The loans will have varying terms at the discretion of the Manager, and generally have a term between 7 to 18 months. Loan agreements provide for monthly payments of principal and interest, or interest only with a “balloon payment” at the end of the term.

The Company will not recognize interest income on loans once they are determined to be impaired until the delinquent interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, generally 90 days or more past due. Management also determines whether or not the terms of the mortgage loan should be modified. Impairment is measured on a loan level basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the underlying collateral.

Allowance for Loan Losses

The allowance for loan losses is established when losses are estimated to have occurred through a provision for loan loss that is charged to earnings. Loan losses are charged against the allowance when management believes the un-collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to income. The allowance for loan loss is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the types and dollar amount of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan.

PFG Fund V, LLC

Notes to Financial Statements

Six-month Period Ended June 30, 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fees income, including late fees, is recognized as revenue when earned upon collection.

Financial Instruments

The Company follows Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based om the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three board levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active market); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the 6-month period ended June 30, 2024, there were no changes to the valuation techniques that had, or are expected to have, a material impact on the Company’s financial position or results of operations.

The following methods and assumptions were used to estimate the fair value of the following asset group:

Mortgage loans receivable that are performing are reported at their amortized cost. For non- performing loans in which a specific allowance is established, the Company reports the loan at the net realizable value of the underlying collateral based on an observable market price or a current appraised value. These loans are classified as Level 2. If an appraised value is not available or if there is no observable market price, the Company reports the loan as Level 3. At June 30, 2024, there are no loans classified as Level 2 or 3.

At June 30 2024, there were no assets or liabilities with non-recurring fair value measurements.

PFG Fund V, LLC

Notes to Financial Statements

Six-month Period Ended June 30, 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a disregarded entity under the Internal Revenue Code and a similar section of the state code. Therefore, no provision or liability for federal income taxes have been included in these financial statements. The Company has evaluated its current tax positions and has concluded that as of June, 30 2024, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state, and local governmental authorities. As of June, 30 2024, there were 3 years open to examination by the Internal Revenue Service or state and local governmental authorities.

To the extent penalties and interest are incurred through the examinations, they are included in the other operating expenses section of the accompanying statements of income.

Recent Accounting Pronouncements

Accounting Standards Issued but Not Yet Effective

Credit Losses - In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326), and was clarified by FASB ASU 2019-04, Codification Improvements, and FASB ASUs 2019-05 and 2019-11, Targeted Transition Relief and Clarification. Prior to these pronouncements, generally accepted accounting principles required use of the incurred loss method for recognizing credit losses in the reserve. The incurred loss method recognizes a credit loss when it is probable that a loss has been incurred. The new guidance replaces the incurred loss method with one that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates. The pronouncements also allow for the irrevocable election of the fair value measurement for certain financial assets. FASB ASUs 2018-19 and 2019-10, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, have deferred the adoptions of these standards until interim and annual periods beginning after December 15, 2022. Management is currently evaluating the guidance and the impact it will have on the Company’s financial statements.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in financial institutions that are members of the Federal Deposit Insurance Corporation. As such, funds are insured based on Federal Reserve limits. The Company has not experienced any losses in the past, and Company management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances might exceed insured amounts.

NOTE 4 - MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consist of notes to individuals, limited liability companies and corporations secured by deeds of trust, bearing interest at various rates ranging from 10.00% to 15.00% per annum. These notes have original maturity dates through September 2025.

Unfunded commitments were $0 and $848,137 as of June 30, 2024 and December 31, 2023. These unfunded commitments will be funded by a combination of additional investor promissory notes, repayment of principal on current loans and draws on the Company’s line of credit.

PFG Fund V, LLC

Notes to Financial Statements

Six-month Period Ended June 30, 2023

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

There were no impaired loans as of June 30, 2024. Management therefore determined that an allowance for loan losses was not necessary as of June 30, 2024.

All mortgage loans receivable is collateral for the line of credit and the note payable. As of June 30, 2024, there were no loan modifications other than extensions.

Loan characteristics

The following table provides information about the outstanding loans portfolio as of June 30, 2024:

Number of secured loans	103
Secured loans – maximum credit exposure	$69,832,714
Secured loans – lowest interest rate (fixed)	10%
Secured loans – highest interest rate (fixed)	13.4%
Average secured loan – principal	$677,988
Average principal as percent of total principal	0.97%
Average principal as percent of promissory notes	1.79%
Average principal as percent of total assets	0.96%
Largest secured loan – principal	$4,485,000
Largest principal as percent of total principal	6.42%
Largest principal as percent of promissory notes	11.85%
Largest principal as percent of total assets	6.34%

Lien position

Secured loans had the lien positions in the following table.

	Loans	Principal	Percent
First trust deeds	103	$69,832,714	100%
Total principal, secured loans	103	$69,832,714	100%

Property type

Secured loans summarized by property type are presented in the following table.

	Loans	Principal	Percent
Residential	85	$41,475,292	59.39%
Commercial	10	9,531,522	13.65%
Land	6	16,434,650	23.53%
Construction	1	1,855,000	2.66%
Other	1	536,250	0.77%
Total principal, secured loans	103	$69,832,714	100%

PFG Fund V, LLC

Notes to Financial Statements

Six-month Period Ended June 30, 2023

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Scheduled maturities

Secured loans are scheduled to mature as presented in the following table as June 30,

	Loans	Principal	Percent
2024	73	$50,144,086	71.81%
2025	30	$19,688,627	28.19%
Total principal, secured loans	103	$69,832,714	100%

Distribution by States and Counties

The distribution of secured loans by counties is presented in the following table.

	Principal	Percent
Colorado
Denver	$17,022,415	24.38%
Summit	6,670,000	9.55%
El Paso	5,502,788	7.88%
Douglas	3,888,500	5.57%
Adams	3,037,500	4.35%
Jefferson	2,324,000	3.33%
Other counties (individually below 3%)	5,857,096	8.39%
	44,302,298	63.44%
District of Columbia
District of Columbia	1,788,425	2.56%
DC	343,000	0.49%
	2,131,425	3.05%
Florida
Lee	1,874,873	2.68%
	1,874,873	2.68%
Iowa
Polk	800,000	1.15%
	800,000	1.15%
Illinois
Cook	2,000,000	2.68%
	2,000,000	2.68%
Maryland
Washington	328,500	0.47%
	328,500	0.47%
Minnesota
Hennepin	4,755,650	6.81%
Ramsey	2,031,600	2.91%
Pine	958,560	1.37%
Other counties (individually below 1%)	588,000	0.84%
	8,333,810	11.93%

PFG Fund V, LLC

Notes to Financial Statements

Six-month Period Ended June 30, 2023

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Tennessee
Shelby	500,000	0.72%
	500,000	0.72%
Washington
Ramsey	175,000	0.25%
	175,000	0.25%
Wisconsin
Brown	4,124,321	5.91%
Racine	3,215,786	4.60%
Milwaukee	1,450,800	2.08%
Other counties (individually below 1%)	595,000	0.85%
	9,386,808	13.44%

Total Principal, secured loans	$69,832,714	$100%

Delinquency rates are the primary credit quality indicator. Delinquencies greater than 90 days are a strong indicator of loans that will ultimately result in a foreclosure or similar liquidation transaction. In addition to delinquency rates, the current estimated loan-to-value (LTV) ratio is an indicator of the potential loss severity in the event of default. Additionally, LTV ratios can provide insight into a borrower’s continued willingness to pay, as the delinquency rate of high LTV loans tends to be greater than that for loans where the borrower has equity in the collateral. As of June 30, 2024, the LTV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 6.43% and 73.75%. As of June 30, 2023, the LTV for all outstanding loans measured based on the original principal balance and the valuation of the properties at the origination of the loan ranged between 1.61% and 75.00%.

NOTE 5 - LINES OF CREDIT

At June 30, 2024, the Company has lines of credit with 2 financial institutions and can receive advances under the agreements up to a combined maximum of $30,500,000 based on the Company’s underlying collateral. The lines are monthly interest payment only, at variable interest rates. As of June 30, 2024, the interest rate ranges between 8.00% and 8.5% on the lines. As of June 30, 2024, the lines expire at various dates through December 2025.

At June 30, 2024, the Company had one line of credit with a financial institution and could receive advances under the agreement up to a combined maximum of $2,000,000. As of June 30, 2024, the interest rate was 5% on the line of credit agreement.

The agreement contains certain financial covenants concerning minimum interest coverage ratio and minimum net worth requirements, which need to be met combined with a related party. The combined covenants have not been assessed as part of these financial statements.

PFG Fund V, LLC

Notes to Financial Statements

Six-month Period Ended June 30, 2023

NOTE 6 - NOTE PAYABLE

As of June 30, 2024, the Company has a note payable with a financial institution. The principal is $2,000,000 and is secured by the company’s assets. The note payable bears interest at Prime Rate plus 1.75% per annual floating daily or 5%, whichever is greater. As of June 30, 2024, the interest rate was 9.25%. The note is monthly interest payment only and matures on November 12, 2023 and was extended through May 30, 2025.

The agreement contains certain financial covenants concerning minimum interest coverage ratio and minimum net worth requirements, which need to be met combined with a related party. The combined covenants have not been assessed as part of these financial statements.

NOTE 7 - PROMISSORY NOTES

At June 30, 2024, the Company has 313 investors. The notes have original terms of 60 months and bear an interest of 8.00% per annum, interest payable only monthly. The notes have varying maturity dates, with the principal and accrued and unpaid interest due in full on demand after the maturity date. The notes are unsecured and subordinate to the lines of credit and the note payable.

As of June 30, 2024, outstanding promissory notes and interest payable totaled $37,862,197, and $101,017 respectively. As of December 31, 2023, outstanding promissory notes and interest payable totaled $44,997,097, and $121,883, respectively. As of June 30, 2024, interest expenses on the promissory notes were $1,630,125.

NOTE 8 - FAIR VALUE MEASUREMENTS

Due to their short-term nature, the carrying values of mortgage loan receivable, interest receivable, related party receivable, other receivable, promissory notes, interest payable, note payable, and lines of credit approximate their fair values at June 30, 2024.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager. The Company’s financial position and results of operations would likely be different without this relationship with the Manager. There were no significant transactions with the Manager for the 6-month period ended June 30, 2024.

NOTE 10 - RISKS AND UNCERTAINTIES

Default Risk

In the normal course of business, the Company is exposed to default risk related to its mortgage loans held for investment. In the event a borrower defaults on a Company loan, the Company has the ability to foreclose on the mortgage collateral and subsequently sell the real estate to recover its investment. However, there is no guarantee that the original investment will be recovered.

PFG Fund V, LLC

Notes to Financial Statements

Six-month Period Ended June 30, 2023

NOTE 10 - RISKS AND UNCERTAINTIES (CONTINUED)

Operating Risk

The Company may be influenced by the current macro-economic environment with rising interest rates and inflation, which may impact origination volume, margins and financing operations, the consequences of which cannot be readily determined but may impact the borrower’s ability to pay off a loan as the Company’s ability to meet future obligations.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 6, 2024 when the financial statements are available to be issued, and there were no subsequent events to report.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PFG Fund V, LLC,
a Colorado limited liability company

Date:	December 20, 2024

By:	Pine Financial Group, Inc.
a Colorado corporation
Its:	Sole Member

By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: December 20, 2024
By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President of the Sole Member of the Manager

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